[Letterhead of IRSA Inversiones y Representaciones S.A.]

                                April 15, 2005

By Facsimile and Courier

Mr. Steven Jacobs
Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re:      IRSA Inversiones y Representaciones S.A.
         Form 20-F for the year ended June 30, 2004
         Form 6-K filed February 24, 2005
         File No. 1-13542

Dear Mr. Jacobs:

         We refer to the comment letter dated March 9, 2005 from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") relating to the Form 20-F and the Form 6-K of IRSA Inversiones y Representaciones S.A. (the "Company", "we" or "us") referenced above. We are providing the following responses to the Staff's comment letter and have numbered each response to correspond to the numbered comments in said comment letter. All comments received from the Staff have been reproduced here for ease of reference. This response letter is hereby submitted for filing by direct electronic transmission under the U.S. Securities Act of 1933, as amended.

Form 20-F for the year ended June 30, 2004

Item 8.  Financial Information

Legal or Arbitration Proceedings, page 145

1. Clarify to us and in future filings whether a loss related to any of these matters is considered to be probable or reasonably possible and provide the related disclosures required by SFAS 5. If the loss is considered to be reasonably possible, provide the disclosures required by paragraph 10 of SFAS 5. Such additional disclosures may be included in this section or in Note 20 to the financial statements, which includes any additional disclosures required by US GAAP.

Mr. Steven Jacobs
Securities and Exchange Commission
April 15, 2005
Page 2


         With respect to the matters described in this section, management's best estimate is that a potential loss exists only with respect to litigation brought by former shareholders of Shopping Neuquen. As a result, we accrued a reserve at June 30, 2004 of Ps.2.2 million in respect of their claim which is management's best estimate of the probable loss we will incur in this regard. Management considers that losses in respect of the other matters described under the heading "Legal or Arbitration Proceedings" to be remote. In future filings we will provide the related disclosures as appropriate and as required by SFAS 5.

2. The last paragraph in this section, page 147 discusses other litigation and indicates that "the litigation" is not likely to have a significant effect on the financial statements. This does not correlate to the classifications of likelihood under paragraph 3 of SFAS 5. Please advise us supplementally of how you analyzed the litigation in accordance with SFAS 5 and revise the disclosure in future filings.

         We record a loss contingency when management determines that it is probable that a future cost will be incurred and that cost can be reasonably estimated. These loss contingencies and accruals are based on recent developments in respect of the matter under consideration, management's estimates of the outcome of the matter and our attorneys' advice, based on their experience in litigating related matters, regarding potential outcome. We believe that our analysis complies with the requirements of SFAS 5. In future filings, we will revise the disclosure as appropriate to ensure it continues to address the Staff's comment.

Item 7.  Major Shareholders and Related Party Transactions

B.  Related Party Transactions

IRSA Management ownership plan, page 142

3. The disclosure under this heading relates to agreements dated October 30, 1997 and references expanded disclosure under the caption "Compensation". Under the caption "Compensation" there is disclosure of agreements dated October 30, 1997 (page 138). However, these agreements do not appear to relate to a management ownership plan. Clarify to us and in future filings whether the Master Executive Employment Agreements and the management ownership plan are one-in-the-same and whether such agreements are the same as the Noncontributory Management Stock Ownership Plan discussed in Note 5e to the financial statements (page F-30).

         The management ownership plan referred to in Item 7B is the Noncontributory Management Stock Ownership Plan discussed in Note 5e to the financial statements. The "Compensation" caption in the Form 20-F for the fiscal year ended June 30, 2003 stated that in February 2003 the trust established in connection with this plan had been liquidated according to its terms and the remaining shares were distributed on a pro rata basis among the beneficiaries. Since the Noncontributory Management Stock Ownership

Mr. Steven Jacobs
Securities and Exchange Commission
April 15, 2005
Page 3


         Plan was liquidated in the previous fiscal year, it was not disclosed in the "Compensation" caption in Item 6B of our annual report on Form 20-F for the fiscal year ended June 30, 2004. The cross-reference to the "Compensation" caption should have been deleted and will be removed from future filings. In future filings we will also clarify this disclosure by including a description of the status of the Noncontributory Management Stock Ownership Plan in Item 7B.

Repurchase Agreement with APSA, page 142

4. Supplementally clarify to us the terms of the loans to APSA and the senior notes issued by APSA. Specifically address such terms as the maturity dates, whether interest is stated or imputed, and whether payments are due periodically or only upon maturity.

         On January 18, 2001, APSA issued US$120.0 million of secured Senior Notes (the "Senior Notes") in three classes: (i) US$40.0 million of Class A-2 notes due January 13, 2005, at a corrected Badlar interest rate plus 395 basis points; (ii) US$5.0 million of Class B-1 notes, which APSA issued together with its wholly-owned subsidiary SAPSA, and which are due on January 13, 2005, at a rate of 90-day LIBOR plus 475 basis points, and (iii) US$75.0 million of Class B-2 notes, which APSA issued together with SAPSA, maturing at various dates through January 13, 2005, at a corrected Badlar rate plus 395 basis points.

         The Senior Notes are guaranteed by a trust agreement pursuant to which all of the shares of SAPSA were transferred to a trust. The Trust Agreement was entered into on January 16, 2001, among APSA and Ritelco, as shareholders of SAPSA, RioTrust S.A., as trustee, and the holders of the Senior Notes as beneficiaries.

         The Public Emergency Law, enacted on January 6, 2002 and Decree No. 214/02 of the National Executive Branch, established the conversion to Pesos of all loans and agreements in effect that had been denominated in U.S. Dollars or any other foreign currency at the exchange rate of Ps.1.00 = US$1.00. The pesification of debts affected APSA's Senior Notes and required these Senior Notes to be adjusted as of February 3, 2002 by the CER. With respect to interest rates, Argentine Central Bank Communication "A" 3507, dated March 13, 2002, established a fixed interest rate of 8% for the Senior Notes.

         On January 7, 2005, APSA repurchased the Senior Notes from us and from Parque Arauco for Ps.5.1 million and Ps.2.6 million, respectively. The implicit interest rate included in the repurchase price was 13%. Neither IRSA nor Parque Arauco received any other payment in respect of the Senior Notes.

Mr. Steven Jacobs
Securities and Exchange Commission
April 15, 2005
Page 4


5. Supplementally clarify to us what is meant by "the agreement is likely to be renewed upon expiration". For example, does this pertain to the original agreement or to the repurchase on January 7, 2005? Also, when is the expiration?

         The repurchase agreement expired on January 7, 2005 and APSA repurchased the securities as set forth in the repurchase agreement. The statement "the agreement is likely to be renewed upon expiration" means that APSA and Parque Arauco and IRSA could agree to extend the date on which APSA may repurchase these securities.

Form 6-K filed on February 24, 2005

Provision for Unexpired Claims Against Llao Llao Holding S.A., page 33

6. Clarify to us and in future filings how you have assessed this matter in accordance with the terms of SFAS 5. For example, clarify whether the increased provision is considered "probable" under SFAS 5 and whether the amount of the provision represents management's best estimate of the liability or the low end of a potential range. Refer to FIN 14.

         During the fiscal year ended June 30, 2004, we recognized an additional provision as a result of an assessment of the referenced litigation following guidance provided under SFAS 5. An additional loss that is probable to be incurred, based on management's estimates, as a result of the differences in the settlement of interest and expense due and payable, resulted in the recording of an additional accrual. The increased provision was based on our best estimate of the amount represented by this liability.

7. Supplementally explain to us why disclosure of this matter was not included in the disclosures under the heading "Legal or Arbitration Proceedings" in your Form 20-F for the year ended June 30, 2004. In addition, tell us when the matter was resolved and how you have considered paragraph 11 of SFAS 5.

         The Llao Llao litigation has not been resolved. All information available in connection with this matter was taken into account when our management considered the potential loss contingency recorded at June 30, 2004 and no further developments had arisen as of February 10, 2005. We did not include a discussion of this matter under the heading "Legal and Arbitration Proceedings" because we believe there is no possibility that an additional loss in excess of the amount accrued and recorded in our financial statements could be incurred.

Mr. Steven Jacobs
Securities and Exchange Commission
April 15, 2005
Page 5


         In connection with the foregoing responses, the Company hereby acknowledges and agrees that:

             o the Company is responsible for the adequacy and accuracy of the disclosure in the responses to the Staff's comments contained in this letter;

             o any comments from the Staff or changes to disclosure in response to the Staff's comments do not foreclose the Commission from taking any action with respect to the responses contained in this filing; and

             o the Company may not assert the Staff's comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         If you have any questions regarding the foregoing responses, our annual report on Form 20-F for the year ended June 30, 2004 or our Form 6-K filed February 24, 2005, please contact Gabriel Blasi.

                                         Sincerely,


                                         IRSA INVERSIONES Y REPRESENTACIONES
                                         SOCIEDAD ANONIMA


                                         By:
                                              --------------------------------
                                         Gabriel Blasi
                                         Chief Financial Officer

cc:      David L. Williams, Esq.
         Jaime Mercado, Esq.